UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

IMAX CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

45245E109
(CUSIP Number)

August 22, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index:  Page 9

SCHEDULE 13G

CUSIP No.: 45245E109	Page 2 of 10 Pages

1.	Names of Reporting Persons. JAT CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,979,280
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,979,280
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,979,280
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.6%
12.	Type of Reporting Person: PN

SCHEDULE 13G

CUSIP No.: 45245E109	Page 3 of 10 Pages

1.	Names of Reporting Persons. JAT CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,979,280
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,979,280
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,979,280
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.6%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No.: 45245E109	Page 4 of 10 Pages

1.	Names of Reporting Persons. JOHN THALER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,979,280
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,979,280
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,979,280
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.6%
12.	Type of Reporting Person: IN, HC

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

IMAX Corporation (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

2525 Speakman Drive, Mississauga, Ontario, Canada  L5K 1B1

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   JAT Capital Management, L.P. (“Capital Management”);

ii)  JAT Capital Management, LLC (“JAT LLC”); and

iii)  John Thaler (“Mr. Thaler”).

This Statement relates to Shares (as defined herein) held for the account of JAT Capital Master Fund, Ltd. (the “Master Fund”).

Capital Management serves as the investment manager to the Master Fund.  JAT LLC serves as the general partner of Capital Management.  Mr. Thaler serves as the managing member of JAT LLC and the portfolio manager of the Master Fund.  In such capacities, Capital Management, JAT LLC and Mr. Thaler may be deemed to have voting and dispositive power over the Shares held for the Master Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Capital Management, JAT LLC and Mr. Thaler is 601 Lexington Avenue, 51st Floor, New York, NY  10022.

Item 2(c).	Citizenship:

i)   Capital Management is a Delaware limited partnership;

ii)   JAT LLC is a Delaware limited liability company; and

iii)  Mr. Thaler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (“Shares”)

Item 2(e).	CUSIP Number:

45245E109

Page 6 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of August 22, 2011, each of the Reporting Persons may have been deemed the beneficial owner of 3,409,793 Shares held for the account of the Master Fund.

As of August 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of 2,979,280 Shares held for the account of the Master Fund.

Item 4(b)	Percent of Class:

As of August 22, 2011, each of the Reporting Persons may have been deemed the beneficial owner of approximately 5.3% of Shares outstanding.  As of August 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.6% of Shares outstanding.  (There were 64,567,556 Shares outstanding as of June 30, 2011, according to the Issuer’s quarterly report on Form 10-Q, filed July 28, 2011.)

Item 4(c)	Number of Shares of which such person has:

Capital Management, JAT LLC and Mr. Thaler:

(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	2,979,280
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	2,979,280

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 7 of 10 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAT CAPITAL MANAGEMENT, L.P.

By: JAT CAPITAL MANAGEMENT, LLC By: /s/ John Thaler
Name: John Thaler
Title: Managing Member
JAT CAPITAL MANAGEMENT, LLC By: /s/ John Thaler Name: John Thaler Title: Managing Member
/s/ John Thaler John Thaler

September 1, 2011

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

1	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of IMAX Corporation, dated as of September 1, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

JAT CAPITAL MANAGEMENT, L.P.

By: JAT CAPITAL MANAGEMENT, LLC By: /s/ John Thaler
Name: John Thaler
Title: Managing Member
JAT CAPITAL MANAGEMENT, LLC By: /s/ John Thaler Name: John Thaler Title: Managing Member
/s/ John Thaler John Thaler

September 1, 2011